SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D. C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934


                  Modine Manufacturing Company
                  ----------------------------
                        (Name of Issuer)



           Current Members of the Investment Committee of Modine Manufacturing Company's Pension Trusts:

                         R. T. Savage
                         V. S. Frangopoulos
                         D. R. Johnson
                         W. E. Pavlick
                         A. D. Reid
                 -----------------------------------
                 (Names of Persons Filing Statement)



            Common Stock, par value $0.625 per share
            ----------------------------------------
                 (Title of Class of Securities)


                           607828-100
                           ----------
                         (CUSIP Number)




            This Schedule 13G reflects purchases and
       reporting of shares previously held by the persons
       filing this statement and inadvertently filed under
                      cover of Schedule 13D
      -------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)



Check the following box if a fee is being paid with this statement: [X]








                              1(a)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         R. T. Savage
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)   00 (Pension Trust Funds), PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power        442,183
     Shares                              -------------------------------------
     Bene-
      ficially   (8) Shared Voting Power     2,316,607
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                  442,183
     Person                              -------------------------------------
     With       (10) Shared Dispositive
                        Power                2,316,607
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        2,758,790
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          9.3%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the Pension Trust Investment Committee and individually.)
     ------------------------------------------------------------------------




                                  1(b)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         V. S. Frangopoulos
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)     00 (Pension Trust Funds), PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power        348,675
     Shares                              -------------------------------------
     Bene-
      ficially   (8) Shared Voting Power     2,316,607
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                  348,675
     Person                              -------------------------------------
     With       (10) Shared Dispositive
                        Power                2,316,607
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        2,665,282
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          9.0%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the Pension Trust Investment Committee and individually)
     ------------------------------------------------------------------------




                                  1(c)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         D. R. Johnson
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)     00 (Pension Trust Funds), PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power        214,168
     Shares                              -------------------------------------
     Bene-
      ficially   (8) Shared Voting Power     2,316,607
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                  214,168
     Person                              -------------------------------------
     With       (10) Shared Dispositive
                        Power                2,316,607
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        2,530,775
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          8.5%
                                                        --------------------

14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the Pension Trust Investment Committee and individually)
     ------------------------------------------------------------------------



                                 1(d)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         W. E. Pavlick
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)    00 (Pension Trust Funds), PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power        286,011
     Shares                              -------------------------------------
     Bene-
      ficially   (8) Shared Voting Power     2,316,607
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                  286,011
     Person                              -------------------------------------
     With       (10) Shared Dispositive
                        Power                2,316,607
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        2,602,618
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          8.8%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the Pension Trust Investment Committee and individually)
     ------------------------------------------------------------------------




                                    1(e)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         A. D. Reid
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)     00 (Pension Trust Funds), PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                Australia
                                         --------------------------------

     Number of   (7) Sole Voting Power        102,753
     Shares                              -------------------------------------
     Bene-
      ficially   (8) Shared Voting Power     2,316,607
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                  102,753
     Person                              -------------------------------------
     With       (10) Shared Dispositive
                        Power                2,316,607
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        2,419,360
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          8.1%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the Pension Trust Investment Committee and individually)
     ------------------------------------------------------------------------




                               1(f)

Item 1(a).     Name of Issuer:
- ---------      --------------

               Modine Manufacturing Company


Item 1(b).     Address of Issuer's Principal Executive Offices:
- ---------      -----------------------------------------------


               1500 DeKoven Ave.

               Racine, WI  53403


Item 2(a).     Name of Person Filing:
- ---------      ---------------------


               Modine Manufacturing Company's Pension Trusts.


               This statement is being filed by the members of the

               Investment Committee defined in Modine's Pension

               Trusts (the "Pension Trusts") in their capacities as

               members of the Investment Committee.


               Based on a review of applicable Securities and

               Exchange Commission regulations, the members of the

               Investment Committee believe that previous purchases

               and sales of shares have been inadvertently filed under

               cover of Schedule 13D.


               Accordingly, no further statements pertaining to

               the Pension Trusts will be filed by the Investment

               Committee on Schedule 13D.  A final statement

               pertaining to the Pension Trusts will be filed by the

               Investment Committee on Form 13D to close out the

               reporting of share transactions under that Schedule.

Item 2(b).     Address of Principal Business Office, or, if none, Residence:
- ---------      ------------------------------------------------------------

               1500 DeKoven Ave.

               Racine, WI  53403


Item 2(c).     Citizenship:
- ---------      -----------

               U.S.A.


Item 2(d).     Title of Class of Securities:
- ---------      ----------------------------

               Common


Item 2(e).     CUSIP Number:
- ---------      ------------

               607828-100



Item 3:        If this statement is filed pursuant to Rule 13d-1(b)(1)
- ------
               or 13d-2(b), check whether the person filing is a:


               (a)  [ ]  Broker or dealer registered under section 15 of

                         the Act.


               (b)  [ ]  Bank as defined in section 3(a)(6) of the Act.


               (c)  [ ]  Insurance company as defined in section 3(a)(19)

                         of the Act.


               (d)  [ ]  Investment Company registered under section 8 of the Investment Company Act.


               (e)  [ ]  Investment adviser registered under section 203 of the Investment Advisers Act of 1940.


               (f)  [X]  Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income

                         Security Act of 1974 or endowment fund; see 240.13d-

                         1(b)(1)(ii)(F).


               (g)  [ ]  Parent holding company, in accordance with 240.13d-

                         1(b)(ii)(G).


               If this statement is filed pursuant to Rule 13d-1(b)(2), check

               this box.   [ ]


Item 4.        Ownership:     Provide the following information regarding the
- ------         ---------

               aggregate number and percentage of the class of securities of the issuer identified in Item 1.


               (a)  Amount beneficially owned:   See 1(b), 1(c), 1(d), 1(e)

                    and 1(f).


               (b)  Percent of class:   See 1(b), 1(c), 1(d), 1(e) and 1(f).


               (c)  Number of shares as to which such person has:


                      (i)  Sole power to vote or to direct the vote:

                           See 1(b), 1(c), 1(d), 1(e) and 1(f).


                     (ii)  Shared power to vote or to direct the vote:

                           See 1(b), 1(c), 1(d), 1(e) and 1(f).


                    (iii)  Sole power to dispose or to direct the disposition

                           of:   See 1(b), 1(c), 1(d), 1(e) and 1(f).


                     (iv)  Shared power to dispose or to direct the

                           disposition of:    See 1(b), 1(c), 1(d), 1(e)

                           and 1(f).

Item 5.        Ownership of Five Percent or Less of a Class.
- ------         --------------------------------------------


               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.        Ownership of More than Five Percent on Behalf of Another Person:
- ------         ---------------------------------------------------------------


               Not applicable.


Item 7.        Identification and Classification of the Subsidiary Which
- ------
               Acquired the Security Being Reported on By the Parent Holding

               Company:


               Not applicable.


Item 8.        Identification and Classification of Members of the Group:
- ------         ---------------------------------------------------------


               See attached exhibit.


Item 9.        Notice of Dissolution of Group:
- ------         ------------------------------


               Not applicable.

Item 10.       Certification:
- -------        -------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


R. T. SAVAGE                                        March 13, 1995
- ---------------------------------------------       --------------
R. T. Savage, President and Chief                       Date
    Executive Officer, and member of
    the Investment Committee


V. S. FRANGOPOULOS                                  March 13, 1995
- ---------------------------------------------       --------------
V. S. Frangopoulos, Group Vice President                Date
    Off-Highway Products and member of the
    Investment Committee


D. R. JOHNSON                                       March 13, 1995
- ---------------------------------------------       --------------
D. R. Johnson, Group Vice President,                    Date
    Highway Products and member of the
    Investment Committee


W. E. PAVLICK                                       March 13, 1995
- ---------------------------------------------       --------------
W. E. Pavlick, Senior Vice President, General           Date
    Counsel and Secretary, and member of the Investment Committee


A. D. REID                                          March 13, 1995
- ---------------------------------------------       --------------
A. D. Reid, Vice President Finance and Chief            Date
    Financial Officers, and member of the
    Investment Committee

                           APPENDIX A

     This statement is being filed by members of the Investment Committee of Modine's Pension Trusts in their capacity as Investment Committee members.


R. T. Savage:        Mr. Savage is President, Chief Executive
                     Officer, Director of Modine, and member of the Investment Committee.

V. S. Frangopoulos:  Mr. Frangopoulos is Group Vice President,
                     Off-Highway Products and a member of the Investment Committee.

D. R. Johnson:       Mr. Johnson is Executive Vice President, Operations
                     and a member of the Investment Committee.

W. E. Pavlick:       Mr. Pavlick is Senior Vice President, General
                     Counsel and Secretary of Modine, and member of the Investment Committee.

A. D. Reid:          Mr. Reid is Vice President - Finance, and Chief
                     Financial Officer of Modine, and member of the Investment Committee.


     The business address for Messrs. Savage, Frangopoulos, Johnson, Pavlick, and Reid and Modine Manufacturing Company is 1500 DeKoven Avenue, Racine, Wisconsin 53403. Modine Manufacturing Company is a manufacturer of heat-transfer products.